OM

07001916

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Ave., Suite 645
(No. and Street)

Cleveland (City) — Ohio (State) — 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval — 216-781-6650 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda, Minotti & Co.
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) — Mayfield Village (City) — Ohio (State) — 44143 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAMELA M. TURKOC
Notary Public
State of Ohio
My Commission Expires
November 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2006

Skoda, Minotti & Co.

CLFS SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Skoda, Minotti & Co.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

We have audited the accompanying balance sheet of CLFS Securities, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA, MINOTTI & CO.

Skoda, Minotti & Co.

February 15, 2007

6685 Beta Drive Mayfield Village, OH 44143 Phone: (440) 449-6800 Fax: (440) 646-1615 www.skodaminotti.com

CLFS SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Form X-17A-5 Line		
	CURRENT ASSETS	
1	Cash and cash equivalents	$ 8,147
4D	Investments	18,474
		$ 26,621

STOCKHOLDER'S EQUITY

	STOCKHOLDER'S EQUITY	
23B	Common stock - no par value	
	Authorized - 500 shares	
	Issued and outstanding - 154 shares	$ 13,440
23C	Additional paid-in capital	15,521
23D	Accumulated deficit	(2,340)
24	Total stockholder's equity	26,621
		$ 26,621

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Form X-17A-5 Line			
	REVENUE		
7	Management and supervisory fees	$	3,000
3	Unrealized gain on securities		3,142
			6,142
	OPERATING EXPENSES		
14	Administrative fees		900
15	Insurance expense		662
15	Legal and accounting		2,665
14	Licenses and fees		827
15	Other expenses		79
			5,133
	GAIN FROM OPERATIONS		1,009
	OTHER INCOME		
5	Interest income		261
	NET INCOME	$	1,270

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 13,440	$ 10,721	$ (3,610)	$ 20,551
Additional paid-in capital	-	4,800	-	4,800
Net income	-	-	1,270	1,270
Balance at December 31, 2006	$ 13,440	$ 15,521	$ (2,340)	$ 26,621

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,270
Adjustments to reconcile net income to net cash used in operating activities:		
Deduct: Item not affecting cash		
Unrealized gain on securities		(3,142)
Net cash used in operating activities		(1,872)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturity of investment		5,946
Purchase of stock investment		(4,800)
Cash flows provided by investing activities		1,146
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital contributions		4,800
NET INCREASE IN CASH		4,074
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		4,073
CASH AND CASH EQUIVALENTS - END OF YEAR	$	8,147

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2006

BEGINNING OF YEAR	$ -
INCREASE	-
DECREASE	-
END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. In addition, the State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000. At December 31, 2006, the Company exceeded all net capital requirements.

3. RELATED PARTY TRANSACTIONS

Administrative fees for the year ended December 31, 2006 consists of $900 paid to an affiliate for management services.

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2006

FORM X-17A-5 LINE			
COMPUTATION OF NET CAPITAL:			
1	Total stockholder's equity from statement of financial condition	$	26,621
2	Less: Stockholder's equity not allowable for net capital		-
3	Total stockholder's equity qualified for net capital	$	26,621
6D	Total other deductions		
8	Net capital before haircuts on security positions	$	26,621
9	Haircuts on securities pursuant to 15c3-1		(2,974)
10	Net capital	$	23,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
11	Minimum net capital required	$	-
12	Minimum dollar requirement	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital		
	Net capital	$	23,647
	Less: Net capital requirement		(5,000)
	Total	$	18,647
15	Excess net capital at 1000 percent	$	23,647
AGGREGATE IDEBTEDNESS:			
16 and 19	Aggregate indebtedness liabilities	$	-
20	Percent of aggregate indebtedness to net capital		0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2006

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2006

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2006

Not required to prepare. CLFS Securities, Inc. does not effect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2006

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total stockholder's equity from statement of financial condition	$ 26,621	$ 26,621	$ -
9	Less: Haircuts on securities pursuant to 15c3-1	(2,974)	(2,974)	-
10	Net capital	$ 23,647	$ 23,647	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT				
12	Minimum dollar requirement	$ 5,000	$ 5,000	$ -
13	Net capital requirement	$ 5,000	$ 5,000	$ -
14	Excess net capital:			
	Net capital	$ 23,647	$ 23,647	$ -
	Less: Net capital requirement	(5,000)	(5,000)	-
	Total	$ 18,647	$ 18,647	$ -
15	Excess net capital at 1000 percent	$ 23,647	$ 23,647	$ -
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness liabilities	$ -	$ -	$ -
20	Percent of aggregate indebtedness to net capital	0%	0%	0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Independent Auditors' Report.

END